UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 6, 2020

Commission File Number: 001-35455

SSR MINING INC.
(Translation of registrant's name into English)

#800 - 1055 Dunsmuir Street
PO Box 49088, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1G4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSR Mining Inc.
(Registrant)

Date: July 6, 2020	By:	Signed: “Gregory Martin”
Gregory Martin
	Title:	Senior Vice President and Chief Financial Officer

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated July 6, 2020